Sara R. Ziskin, P.C.
Attorney at Law

7319 North 16th Street, Suite 201 Phoenix, Arizona 85020	sara@sziskin.com Telephone: (602) 252-1101 Facsimile: (602) 252-7101
November 10, 2005
VIA EDGAR SUBMISSION
Thomas Flinn, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
     Re:      Great Western Land and Recreation, Inc.
Dear Mr. Flinn:
     I am writing in response to your letter to Jay N. Torok of Great Western Land and Recreation, Inc. (the “Company”) dated November 4, 2005.
     Please be advised that a Form 8-K/A is being filed to reflect the amendments requested in your letter and to include as an exhibit a letter from the Company’s former accountant.
     Also, enclosed with this letter is a letter from the Company that provides the acknowledgements requested in your letter.
     Should you have any questions or comments or should you require any additional information, please do not hesitate to contact me.
Very truly yours,
/s/ Sara R. Ziskin
Sara R. Ziskin
SRZ:tmm
Enclosure

cc:	Jay N. Torok (via facsimile, with enclosure) Daniel J. Regan (via facsimile, with enclosure)

GREAT WESTERN LAND AND RECREATION, INC.
7373 NORTH SCOTTSDALE ROAD, SUITE C-140
SCOTTSDALE, ARIZONA 85253
T: (480) 949-6007 F: (480) 949-6009
November 10, 2005
VIA EDGAR SUBMISSION
Thomas Flinn, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
     Re: Great Western Land and Recreation, Inc.
Dear Mr. Flinn:
     In response to your letter to Jay N. Torok of Great Western Land and Recreation, Inc., a Nevada corporation (the “Company”), dated November 4, 2005, the Company acknowledges as follows:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Daniel J. Regan

Daniel J. Regan Chief Financial Officer

DJR:SRZ:tmm
cc:       Jay N. Torok (via facsimile)